3 October 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 136,800 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1482.8969 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 90,671,546 ordinary shares in treasury, and has 1,087,021,189 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 26,791,766 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 121,800 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €16.0346 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 81,216,694 ordinary shares in treasury, and has 968,387,902 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 24,103,300 shares.